Exhibit 99.2

Fulton Bancshares Corporation

100 Lincoln Way East  McConnellsburg, PA  17233

August 15, 2005

Dear Shareholder,

I welcome this opportunity to provide you with a summary of the work your company has undertaken during the Second Quarter of this year and of the financial results.  Since starting as your Interim President and CEO on June 28, I have had the opportunity to visit with customers and investors, and I understand how important Fulton Bancshares Corporation (“Company”) is to both.  Over the years I have had the opportunity to work with other banks under the regulatory scrutiny now faced by the Company as well as with a number of other financial institutions, large and small.  The community bank is a critical asset to support growth and development of our cities and towns, and I always appreciate the opportunity to assist community banks fulfill their mission.

Enclosed is a summary financial report for the Second Quarter of 2005.  Your company plans to continue this practice of providing you with quarterly financial information and a letter providing you with an overall update on a regular basis in the future.

The Company has completed its first three months of work to address the deep criticisms directed at the Company and its subsidiary, The Fulton County National Bank and Trust Company (“Bank”) by its regulators, the Federal Reserve Bank of Philadelphia (“Federal Reserve”) and the Office of the Comptroller of the Currency (“OCC”), respectively.  These criticisms have pointed to weaknesses throughout the Bank, and the regulatory orders have called for extensive change in how we run this business.

We believe that we have made significant progress towards resolving these criticisms.  This progress comes with a price.  We have redirected staff time and energy and we have engaged outside audit, legal and consulting firms to perform specific projects to improve our operations.  In addition, FDIC insurance has significantly risen, and the Bank has incurred significant other operating expenses to address these issues.

Net loss for the Second Quarter of 2005 was $(75 thousand), $(0.15) per common share, compared to a net loss of $(26 thousand), $(0.05) per diluted share, as restated for the same period last year.  Previously, the Company restated the financial statements for the Second Quarter of 2004 to account for an additional $261 thousand in provision for loan and lease losses.  Net loss for the first six months of 2005 was $(15 thousand), $(0.03) per diluted share, compared to the restated net income of $257 thousand, $0.52 per diluted share, for the same period last year.  The major difference was caused by the significant costs of complying with the regulatory orders as described earlier in this letter.

Our loans decreased by $13.9 million to $85.5 million at June 30, 2005 from $99.4 million at the same time last year as the Bank focused its attention on credit quality.  While interest bearing deposits decreased by $6.3 million to $89.8 million from $96.1 million at the same time last year, non-interest bearing deposits remained essentially constant,  decreasing by $0.5 million year-to-year.  Overall, depositors have maintained their confidence in the Bank, and we continue to see interest in our loan products.

The Company’s capital remains strong.  The regulatory orders imposed significant requirements on the Company to maintain much higher than typical capital ratios, and at the end of the Second Quarter, the Company’s leverage ratio was 11.15% compared to the minimum required by the Consent Order of 10.00% (and a typical minimum of 4.00%) and its Tier 1, risk-based capital ratio was 18.36% compared to the minimum required by the Consent Order of 14.00% (and a typical minimum of 4.00%).

As you are well aware, the Company has been required to suspend payment of the dividend.  We will not be able to resume the dividend payment until given approval by the Federal Reserve and the OCC.  We cannot predict when that approval might be given.

Your Board and management team is now focused on four critical priorities:  (1) address the regulatory issues by using all resources that we can muster, (2) maintain customer confidence by providing our customers with open, direct, courteous “home-town” service delivered as banking professionals should deliver these services, (3) support our employees as they perform the important work of caring for our customers and their money, and (4) work to get these issues addressed to provide you, our shareholder, with the financial performance you desire.

As I said earlier in this letter, your Board and staff are making significant progress, but we have extensive work remaining.  We cannot now predict when we will complete this effort.

Thank you for your continued support.  If you have any questions, please call.

George W Millward

Interim President and CEO

FULTON BANCSHARES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

($ 000 omitted )

	June 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS
Cash and due from banks	$3,781	$12,809
Interest-bearing deposits in other banks	396	55
Federal funds sold	4,800	3,500
Cash and cash equivalents	8,977	16,364

Investment securities available for sale	32,875	18,985
Federal Reserve, Atlantic Central Bankers Bank and Federal Home Loan Bank stocks	993	1,207
Loans, net of reserve for loan losses 2005-$1,905; 2004-$1,821	83,642	92,649

Premises and equipment	3,591	3,596
Cash surrender value of life insurance	5,524	5,430
Accrued interest receivable	551	660
Real estate owned other than premises	700	1,534
Other assets	1,430	1,332

Total assets	$138,283	$141,757

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest bearing	$16,333	$16,524
Interest bearing	89,793	93,097
	106,126	109,621

Other borrowed funds	15,000	15,000
Accrued interest payable	247	243
Other liabilities	1,463	1,375
Total liabilities	122,836	126,239

Stockholders’ Equity
Common stock: par value $.625 per share; 4,000,000 shares authorized; 495,000 shares issued	309	309
Additional paid-in capital	2,051	2,051
Retained earnings	13,211	13,226
Accumulated other comprehensive income (loss)	(35)	21
Treasury stock; shares at cost- 2005- 2,210; 2004 - 2,210	(89)	(89)
Total stockholders’ equity	15,447	15,518
Total liabilities and stockholders’s equity	$138,283	$141,757

FULTON BANCSHARES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended June 30, 2005 and 2004

UNAUDITED

($ 000 omitted except per share)

	2005	2004
		(As Restated)
Interest Income
Interest and fees on loans	$1,466	$1,571
Interest and dividends on investment securities:
Other U.S. Government agencies	64	77
Mortgage-backed securities	151	19
Obligations of state and political subdivisions- tax exempt	52	52
FNMA and FHLMC preferred stock	—	147
Other interest and dividends	4	8
Interest on federal funds sold	42	4
Total interest income	1,779	1,878

Interest Expense
Interest on deposits	486	504
Interest on federal funds purchased	—	1
Interest on other borrowed money	225	225
Total interest expense	711	730

Net interest income before provision for loan losses	1,068	1,148

Provision for Loan Losses	17	261

Net interest income after provision for loan losses	1,051	887

Other Income

Service charges on deposit accounts	41	45
Other service charges and fees	42	40
Earnings-Cash surrender value of life insurance	60	63
Trust services	—	1
Gain (loss) on sale of investment securities	—	6
Gain on sale of OREO property	—	8
Gain on sale of assets	9	—
Gain on sale of loans	—	—
Other income	2	6
Total other income	154	169

Other Expenses
Salaries, fees and employee benefits	479	482
Net occupancy expense of bank premises and furniture and equipment expense	197	205
Professional and loan-related fees	302	70
Data processing	83	61
FDIC insurance premiums	48	4
Other expenses	266	267
Total other expenses	1,375	1,089

Income (loss) before income taxes	(170)	(33)
Applicable income tax (benefit)	(95)	(7)

Net income (loss)	$(75)	$(26)

Earnings per common share	$(0.15)	$(0.05)
Cash dividends declared per share	$—	$0.23